July 1, 2011

By Overnight Mail and EDGAR

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	AMN Healthcare Services, Inc. Form 10-K for FYE December 31, 2010 Filed March 11, 2011, File No. 001-16753

Dear Mr. Reynolds:

We received your letter of June 28, 2011 addressed to Susan Salka, our CEO, regarding the above-referenced filing (the “Filing”) and have reviewed the comments included in the letter along with the relevant contents of the Filing. Our review confirmed that you correctly pointed out that AMN Healthcare Services, Inc. (the “Company”) did not include the schedules and exhibits to the Second Lien Credit Agreement referenced as Exhibit 4.4 to the Filing. As you have requested, the Company hereby confirms that it will file the Second Lien Credit Agreement in its entirety in its next periodic report.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments does not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s time in reviewing our filings. If you have any questions, please contact Denise Jackson, our General Counsel (858-509-3508), Susan Salka (858-792-0711) or me (858-350-3271).

Sincerely,

/s/ Brian Scott

Brian Scott

Chief Financial Officer

cc:	Susan Salka (by internal email)
Jenny Li (by internal email)
Denise Jackson (by internal email)
Jay Williamson (by email: WilliamsonJ@sec.gov)